UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-41416

Forafric Global PLC

Unit 5.3, Madison Building, Midtown Queensway, Gibraltar GX11 1AA 011 350 20072505
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

As of the date hereof, the Company has now entered into a Director Service Agreement with each of its directors (the “Director Agreements”). The Director Agreements lay out the terms and conditions of each persons directorship and also sets forth each director’s compensation. Each director will be compensated with $40,000 per annum, payable quarterly in advance and shall receive that number of shares of the Company’s common stock, par value $1.00 per share (the “Common Stock”), equal to $25,000, based on the market price of the Common Stock on the date such director starts his/her directorship (the “Commencement Date”). Directors shall also receive an equivalent amount of stock on each anniversary of his/her Commencement Date, based on the market price of the Common Stock on such corresponding anniversary date.

In addition to the compensation above, directors are entitled to $1,500 for each board meeting they attend, an additional $2,500 shall be paid to the director serving as chairperson of the Audit committee and an additional $1,500 shall be paid to the director serving as chairperson of the Compensation committee and the Nominating and Corporate Governance committee. The Directors Agreements contain customary confidentiality and indemnification provisions.

The foregoing summary of the Director Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Directors Agreements, a copy of which is filed as exhibits to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Director Service Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forafric Global PLC

Date: November 2, 2022	By:	/s/ Julien Benitah
	Name:	Julien Benitah
	Title:	CFO & Director